Filed by Templeton Developing Markets Trust

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Templeton Global Investment Trust on

behalf of Templeton BRIC Fund

File No. 333-208267

Hello, this is ____________, calling on behalf of the Templeton BRIC Fund.

The reason for my call is to inform you that the Templeton BRIC Fund’s Special Meeting of Shareholders scheduled for March 22nd has been

adjourned to April   2016.  The Fund’s Board of Trustees has proposed a reorganization of the Fund.  To date, your fellow shareholders have voted overwhelming in favor of the liquidation, however, additional shareholder participation is needed before the adjourned meeting takes place.  We are contacting you today to ask for your vote.

Your vote is critical no matter how many shares you own.

Voting is quick and easy.

You can vote by following the instructions on the proxy card that you received recently in the mail.  Or you may call 1-844-700-1480 between 9 am – 10 pm Eastern time, Monday thru Friday or between 10am and 6pm on Saturday.

Voting will only take a minute and will automatically remove your phone number from future calling efforts.  I appreciate your prompt attention to this very important matter and thank you for your time and your vote.